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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2003

                                  Kookmin Bank
                 (Translation of registrant's name into English)

             9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X  Form 40-F _____
                                     ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -----

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -----

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes _____  No X
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                          Investor Relations Conference

2003 first quarter earnings conference of Kookmin Bank will be held on Tuesday April 22, 2003.

|X|  Date              April 22, 2003 (Tuesday)

|X|  Time              16:00 Seoul / 08:00 GMT / 03:00 New York /
                       15:00 Hong Kong & Singapore

|X|  Venue             International Conference Room, Ground Floor,
                       Korea Stock Exchange, Seoul

|X|  Language          Korean and English.  A simultaneous interpretation will
                       be available for the English-speaking participants.

For those unable to attend in person, the conference will be also accessible by means of telephone or video webcast through the Investor Relations section at www.kbstar.com.
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|X|  Q&A through telephone
     From overseas              82 31 500 0501 or 82 2 6677 2256
     From Korea                 1566 2256 or 02 6677 2256
     Pass code                  6412
     Q&A code                   14

A replay service will be also available on Kookmin Bank's web site and by means of telephone.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Kookmin Bank
                                           ------------
                                           (Registrant)




     Date: April 14, 2003                  By: /s/ Jong-Kyoo Yoon
                                           -------------------------------
                                           (Signature)

                                           Name:  Jong-Kyoo Yoon
                                           Title: Executive Vice President &
                                                  Chief Financial Officer

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